MIM

02015844

14 February 2002

RECEIVED
MAR 11 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 354

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

3/14

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone* (07) 3833 8000** *Facsimile (07) 3832 2426 Website www.mim.com.au*

MIM

Information Release

**NOT FOR RELEASE
IN THE UNITED STATES**

14 February 2002

MIM Announces Next Phase of Coal Strategy

MIM has today signed an agreement with Coal & Allied Industries Limited to acquire its 55% interest in the Moura coal mine for US$166 million. The acquisition is subject to the pre-emptive right of Mitsui Moura Investments Pty Ltd, the 45% joint venture partner.

MIM Managing Director, Mr Vince Gauci, said "This strategic initiative by MIM marks the next phase of its coal strategy and builds on MIM's significant success in value enhancement of its coal division."

"The acquisition of Moura will grow the MIM coal business and deliver the following benefits to MIM:

- A solid, proven operating asset
- Immediate access to cash flow
- Immediate increases in earnings and value
- An opportunity to create additional shareholder value by applying MIM's proven coal management and operational expertise
- Increased robustness and diversity of earnings
- The opportunity to work as a partner in coal with Mitsui and Co., one of Japan's foremost trading companies and a founder of the Moura mine."

Moura is a 5+ Mtpa open cut mine producing coking and thermal coal and provides MIM the opportunity as manager and operator to apply its core operating skills to create additional value for the Moura joint venture and MIM shareholders. In addition, it delivers synergistic benefits with MIM's existing operations and undeveloped coal resources. In the year to Dec 31, 2001, Moura generated an EBITDA of A$117 million (100% basis).

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000*Facsimile (61 7) 3832 2426 Website www.mim.com.au*

In addition to providing MIM with immediate access to Moura's ongoing strong cash flow, the acquisition exceeds hurdle rate criteria and enhances shareholder value by delivering an increase in NPV per share and immediate EPS accretion to MIM through FY2003. MIM intends to introduce an innovative mining plan that will result in a significant reduction in operating costs, an increase in mineable reserves, access to higher margin hard coking coal and higher production rates.

Based on conservative coal price assumptions during the period of the new mine plan implementation, and assuming a significant recovery in base metal prices, there is a possibility it may have a slight dilutive impact on EPS during that period. However, any such adverse impact on EPS is expected to be far outweighed by the increase in NPV per share and the overall financial benefits of the new mine plan.

MIM has a proven track record of impressive coal management and operating skills. It has significantly improved coal from a loss making business in 1996 to one generating EBIT for the six months to December 31, 2001 at an annualised rate in excess of $460 million. Focussed management has resulted in substantial margin improvement in the Coal Division in the last 12 months. EBIT margins are now 41% (up 14% in last 12 months), EBITDA margins are 46% (+11%) and the annualised Return on Net Assets is 97% (+46%).

The Acquisition

The acquisition of Moura by MIM will be a major step in implementing the company's previously outlined strategy for growth in coal. In conducting due diligence, MIM has identified the following opportunities to create value:

- Benefits specific to the Moura joint venture:

  - Repositioning the Moura operation solidly in the lower half of the seaborne coking and thermal coal cost curves by the introduction of an innovative mining plan.

  - Extending the open cut mine life to more than 20 years. Recommencing underground mining does not form part of MIM's plans.

  - Increasing saleable production by more than 30% to 7 Mtpa via the application of new mining methodology, additional equipment in the open cut operations and upgrading the coal processing infrastructure.

  - Increasing the contribution from higher margin coking coal sales by mining currently unexploited areas.

  - Applying MIM's acknowledged coal management and operating skills to increase productivity and reduce costs.

➢ Synergies with other MIM coal operations to increase value and saleable production by:

- Upgrading of coking coal products to certain markets through the opportunity to blend Moura and Oaky Creek coals at the port of Gladstone.

- Enhancing the value of the undeveloped Rolleston and Wandoan projects via blending opportunities. Specifically, the very high energy Moura thermal coals provide substantial synergistic benefits to the lower energy Rolleston and Wandoan thermal coals.

- Establishing an operational base at Moura for the further growth of MIM's coal business in the southern Bowen Basin (including Rolleston, 200 kms west of Moura) and in the largely undeveloped Surat Basin (including Wandoan).

- Enhancing MIM's coal marketing portfolio by increasing the product range and volumes of coals shipped through Gladstone. MIM will become the only coal producer exporting large tonnages through the three major coal ports in Queensland.

Financing

MIM plans to fund the acquisition primarily by way of an underwritten placement of approximately A$275 million of new equity with the balance from internal cash resources or existing credit facilities. This equity raising and the strong cash flows from Moura will have the additional benefit of increasing MIM's financial flexibility,with an immediate reduction in gearing[1] by approximately 2% and increases the serviceability of debt.

The new shares will be eligible for the interim dividend declared 11 February 2002.

At MIM's request, a trading halt in its shares has been initiated for Thursday 14th February while the equity raising is conducted. It is expected that trading in MIM shares will re-commence on Friday 15th February following an announcement in relation to the outcome of the equity raising.

MIM's proposed equity raising is fully underwritten, which underwriting is subject to certain termination provisions.

Mitsui Pre-emptive Right

Under the terms of the existing Joint Venture Agreement for Moura, Mitsui Moura Investments Pty Ltd, has 60 days to decide whether it will exercise its pre-emptive right for Coal & Allied's 55% interest.

[1] Attributable Debt/(Attributable Debt + Tangible Net Worth)

Alternative Use of Proceeds

In the event Mitsui exercises its pre-emptive right, MIM has alternative plans for use of the funds raised from the equity market. Initially, MIM will immediately apply the new capital to reduce debt while continuing to fund activities to grow the coal business. In line with this strategic direction, MIM will utilise some of the funds for high payback internally generated coal projects that exceed its hurdle rate criteria. Projects currently under consideration include:

- The introduction of larger capacity draglines at the NCA project
- Development of a Newlands northern underground mine
- Further upgrades of coal processing infrastructure at both the NCA and Oaky Creek projects
- Development of the Rolleston thermal coal mine subject to the current feasibility study.

In addition, MIM will complete the reserve confirmation program at its existing operations that was commenced earlier this year.

The acquisition of Moura will mark the commencement of the next phase of MIM's coal growth strategy. It will increase attributable production capacity by 18% to 19.5 Mtpa and increase managed production capacity to approximately 27 Mtpa. Importantly, it provides the opportunity for MIM to create further value by applying proven operating methodologies that increase production, lower costs, extend the mine life and increase the proportion of higher margin coking coal in sales. Furthermore, it adds value to MIM's current portfolio of operations and potential new projects.

MIM Contacts:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380

This announcement has been prepared for use in Australia and may not be released in the United States. This announcement does not constitute an offer of securities for sale in Australia, the United States or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the United States Securities Act or an exemption from registration.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

MOURA FACT SHEET

Location

The mine is located at the southern-most end of the Bowen Basin


Abbot Point
Collinsville
Newlands
Dalrymple Bay
Hay Point
BOWEN BASIN
STYX BASIN
Oaky Creek
Rockhampton
Gladstone
Rolleston
Moura
MARYBOROUGH BASIN
SURAT BASIN
Wandoan
Brisbane
Approximate scale
0 100 200
Kilometres

Ownership

- Coal & Allied Industries Limited (55%) (C&A)
- Mitsui Moura Investments Pty Ltd (45%) (Mitsui)

Mitsui is a founding joint venturer in the Moura mine.

Reserves / Geology

The coal reserves are part of the Baralaba Coal Measures of Late Permian age and dip to the west at between 5 and 16 degrees. Up to seven seams and splits are present, five of which are mined. The seams typically range in thickness from 2 metres to over 4 metres. The deposit's geological sequence and the consistency of coal properties are well understood, the resource having been continuously mined for over 30 years.

The known deposit has mineable reserves of 131 million tonnes of run of mine (ROM) coal – source, C&A website.

Production

For the eleven months to the end of December 2001 the mine was operating at an annualised production rate of 5.3 Mt saleable coal.

The mine consists of an open cut, highwall mining and coal seam methane extraction operations. Underground mining ceased at Moura in 1994.

The overburden and interburden is blasted prior to removal. The mine operates 3 draglines. The mine operates one BE1370 ($47m^3$ Bucket) and two Marion 8200 draglines. The Marion machines have bucket capacities of $57m^3$ and $72m^3$. These machines are supported in waste removal by a contractor operated small pre-stripping fleet.

The coal is mined by hydraulic excavator and front end loaders. The coal is hauled to a ROM coal crushing station or directly to the coal processing plant.

In addition to conventional open cut coal mining, the mine operates two highwall mining systems which are used to mine coal adjacent to the open cut high wall. The coal is trucked to the coal processing facilities.

The coal processing plant operates at a nominal 1 200 tph and produces three main products. The plant consists of a dense medium bath plus water and dense medium cyclones, froth floatation and classifying cyclones. Average plant yields of 80% have been achieved.

The current workforce is approximately 370 people.

Quality

The mine produces a mixture of hard coking, semi-soft coking and thermal coals for export.

The thermal coal produced is the highest specific energy thermal coal exported from Australia and consequently achieves a high energy adjusted price.

Proximate Analysis		Hard Coking Coal	Semi-Soft Coking Coal	Thermal Coal
Moisture	% ad	2.0	2.5	2.5
Ash	% ad	6.8	8.3	10.0
Volatile Matter	% ad	26.5	32.0	30.5
Fixed Carbon	% ad	64.7	57.2	57.0
Total Moisture	% ad	10.5	10.5	10.5
Specific Energy	KCal/kg, ad	7780	7400	7250
CSN		7.5	6	N/A
AFT Reducing – Deformation	°C	N/A		1250

Rail & Port Facilities

The mine loads coal on to Queensland Rail operated trains for transport to the deep water port of Gladstone. The mine is approximately 180 km by rail from this port. The port, operated by the Gladstone Port Authority, has a current loading capacity of 35 Mtpa with plans to expand to in excess of 40 Mtpa by 2004.

Market

The coal is currently exported to Japan, Korea and Taiwan largely under long term contract arrangements.

Sources:

All the information contained in this fact sheet was obtained from publicly available sources including:

Coal & Allied Industries website (www.coalandallied.com)

Queensland Department of Natural Resources and Mines publications:

- 49th Queensland Coal Industry Review
- Queensland Coal 13th Edition

Coal 2001 - a Barlow Jonker publication